VF 3/18/04

Att 3-16-2004

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04015997

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH., D.C.

SEC FILE NUMBER
8- 52182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EREZ ELISHA 561-955-1118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIFFANY L. RANDALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Institutional ~~Investors~~ Investments Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York, County of New York
Sworn to before me this 23rd day of February 2004.

KATHRYN A. DILLON
Notary Public, State of New York
No. 02DI6039376
Qualified in Kings County
Commission Expires March 27, 2006

Kathryn A. Dillon
Notary Public

Tiffany L Randall
Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ ~~(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Institutional Investments Inc.

(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Financial Statements and Supplemental Information
December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
J.P. Morgan Institutional Investments Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of J.P. Morgan Institutional Investments Inc. (the "Company", formerly J.P. Morgan Advisors Inc.) at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company has extensive transactions and relationships with affiliates.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
February 6, 2004

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 56,826,916	$ 42,340,254
Premises and equipment at cost, less accumulated depreciation of $7,172 and $1,558, respectively	70,356	1,558
Receivable from affiliate	560,617	2,786
Other assets	-	650
Total assets	$ 57,457,889	$ 42,345,248
Liabilities		
Incentive compensation payable	9,546,625	225,468
Current taxes payable	1,991,662	-
Payable to affiliate	2,021,000	639,809
Accounts payable and accrued expenses	2,950	-
Interest payable	43,905	48,946
Total liabilities	13,606,142	914,223
Subordinated borrowings	10,000,000	10,000,000
Stockholder's equity		
Common stock, (par value $1; 100 shares authorized, issued and outstanding)	100	100
Additional paid-in capital	138,173,383	151,461,475
Accumulated deficit	(104,321,736)	(120,030,550)
Total stockholder's equity	33,851,747	31,431,025
Total liabilities and stockholder's equity	$ 57,457,889	$ 42,345,248

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statements of Operations
For the years ended December 31, 2003 and 2002

	2003	2002
Revenues		
Interentity fee income	$ 39,293,326	$ -
Distribution fee income	568,303	568,692
Interest income	423,505	713,214
Total revenue	40,285,134	1,281,906
Expenses		
Employee compensation and benefits	26,613,768	998,320
Depreciation	5,614	1,039
Interest expense	138,272	246,010
Intercompany service charges	3,472,812	452,939
Other expenses	5,642,284	2,646,997
Total expenses	35,872,750	4,345,305
Net income (loss) before income taxes	4,412,384	(3,063,399)
Income tax provision (benefit)	1,991,662	(315,000)
Net income (loss)	$ 2,420,722	$ (2,748,399)

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$ 100	$ 151,461,475	$ (117,282,151)	$ 34,179,424
Net loss	-	-	(2,748,399)	(2,748,399)
Balance, December 31, 2002	100	151,461,475	(120,030,550)	31,431,025
Transfer to accumulated deficit	-	(13,288,092)	13,288,092	-
Net income	-	-	2,420,722	2,420,722
Balance, December 31, 2003	$ 100	$ 138,173,383	$ (104,321,736)	$ 33,851,747

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the years ended December 31, 2003 and 2002

Balance, December 31, 2001	$ 10,000,000
Change in subordinated borrowings	-
Balance, December 31, 2002	10,000,000
Change in subordinated borrowings	-
Balance, December 31, 2003	$ 10,000,000

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statements of Cash Flows
For the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ 2,420,722	$ (2,748,399)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	5,614	1,039
Decrease in other assets	650	543,250
(Increase) decrease in receivable from affiliate	(557,831)	1,671,214
Deferred income tax benefit	(286,677)	-
Increase (decrease) in incentive compensation payable	9,321,157	(199,682)
Decrease in interest payable	(5,041)	(16,704)
Increase in current taxes payable	2,278,339	-
Increase in payable to affiliate	1,381,191	639,809
Increase (decrease) in accounts payable and accrued expenses	2,950	(159,550)
Total adjustments	12,140,352	2,479,376
Net cash provided by (used in) operating activities	14,561,074	(269,023)
Net cash used in investing activities		
Capital expenditures, net	(74,412)	-
Net cash used in investing activities	(74,412)	-
Net cash provided by financing activities	-	-
Net increase (decrease) in cash and cash equivalents	14,486,662	(269,023)
Cash and cash equivalents at beginning of the year	42,340,254	42,609,277
Cash and cash equivalents at end of the year	$ 56,826,916	$ 42,340,254
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$ 143,313	$ 262,714

The accompanying notes are an integral part of these financial statements.

1. Organization

J.P. Morgan Institutional Investments Inc. (the "Company"), formerly known as J.P. Morgan Advisors Inc., was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of J.P. Morgan Securities Holding Inc. ("JPMSH"), which itself is in turn wholly owned by J.P. Morgan Chase & Co. ("JPMC"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's broker-dealer registration was approved by the NASD on December 22, 1999. The Company's name was changed effective October 31, 2002.

The Company's primary business activity is the marketing and distribution of registered mutual funds and other collective investment vehicles.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

On December 18, 2003, the Board of Directors of the Company approved an equity restructure, and as a result $13,288,092 was transferred from Additional paid-in capital to Accumulated deficit.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments including money market funds, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The Company records all securities transactions, including fee and commission revenue and related expenses, on a trade-date basis.

Premises and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Distribution fees are recorded when earned.

The results of operations of the Company are included in the consolidated federal, New York State and New York City tax returns filed by JPMC. Pursuant to a tax sharing arrangement, JPMC allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using

enacted tax rates. The significant components of deferred tax assets and liabilities relate primarily to compensation, benefits and amortization expense. The tax sharing arrangement between JPMC and the Company allows for periodic payments with JPMC for outstanding deferred tax assets or liabilities. As a matter of practice, the Company annually transfers deferred tax balances to JPMC in exchange for a cash settlement. As a result, any future changes in the value of the deferred tax asset or liability will be assumed by JPMC.

Certain reclassifications have been made to the December 31, 2002 financial statements to conform with the current presentation.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" of the Act), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method under Rule 15c-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2003 and 2002, the Company had net capital, as defined under such rules, of $42,129,291 and $40,584,186, respectively, and excess net capital of $41,879,291 and $40,334,186, respectively.

4. Liabilities Subordinated to Claims of General Creditors

The Company has subordinated borrowing agreements with JPMSH providing for maximum borrowings of $35 million. At December 31, 2003 and 2002, $10 million was payable under these subordinated borrowing agreements. These borrowings have been approved by the NASD and, therefore, qualify as capital in computing net capital under Rule 15c3-1. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. The borrowings are due June 30, 2010 and bear interest at a rate based upon the London Interbank Offered Rate ("LIBOR") plus 60 basis points. Interest expense incurred during the years ended December 31, 2003 and 2002 amounted to $138,272 and $246,010, respectively.

5. Employee Compensation and Benefits

The Company's employees receive annual incentive compensation based on their performance and JPMC's consolidated operating results. The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC.

Employee stock option awards
Certain key employees of the Company participate in JPMC's long-term stock-based incentive plans (LTI Plans) that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. Also, in January 2003, JPMC granted stock options to all eligible full time (150 options each) and part-time (75 options each) Company employees under the Value Sharing Plan. Until December 31, 2002, JPMC applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock-based compensation plans and charged the Company on a current basis for its share of the related compensation cost. Effective January 1, 2003, JPMC

adopted SFAS No. 123, "Accounting for Stock-Based Compensation," using the prospective transition method. SFAS 123 requires all stock-based compensation awards, including stock options, to be accounted for at fair value. The Company was charged $1,492,733 for its share of stock compensation and expense, which includes $77,156 from its adoption of FAS 123 in 2003. See 2003 Annual Report of JPMC.

Pension and postretirement benefit plans
The Company's domestic employees participate in the JPMC qualified noncontributory domestic defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMC. In addition, through JPMC, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company and therefore, pension as well as postretirement medical and life insurance benefit expense for the Company is determined by an intercompany charge from JPMC. In 2003 and 2002, the Company was charged $387,777 and $42,264 for pension and postretirement benefit expense and $515,510 and $24,574 for its share of the defined contribution plan expense, respectively. Assets of JPMC's funded domestic defined benefit pension plan exceeded the projected benefit obligation at December 31, 2003.

JPMC's domestic defined benefit pension plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Benefit Pension Plans and for Termination Benefits." JPMC's postretirement medical and life insurance plans are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMC on a consolidated basis, have been included in the 2003 Annual Report of JPMC.

6. Income Taxes

The current and deferred portions of income tax provision (benefit) included in the Statements of Operations are as follows (dollars in thousands):

	For the year ended December 31, 2003		
	Current	**Deferred**	**Total**
Federal	$ 1,799	$ (226)	$ 1,573
State and local	479	(60)	419
Income tax provision	$ 2,278	$ (286)	$ 1,992

	For the year ended December 31, 2002		
	Current	Deferred	Total
Federal	$ 279	$ -	$ 279
State and local	36	-	36
Income tax benefit	$ 315	$ -	$ 315

Reconciliation of the difference between the statutory U.S. income tax rate and the effective income tax rate is as follows:

Federal statutory rate	35.00%
State tax rate, net of federal income tax benefit	6.17%
Meals and entertainment	3.97%
Effective tax rate	45.14%

7. Related Parties

The Company has significant transactions with JPMC and its subsidiaries. Such transactions are subject to substantially similar terms and conditions as those with nonrelated parties. At December 31, 2003 and 2002, the Company had an investment in the J.P. Morgan Institutional Prime Money Market Fund of $54,574,172 and $42,092,257, respectively, which is distributed by JPMorgan Funds Distributor, Inc. J.P. Morgan Investment Management Inc., an affiliate of JPMC serves as the investment advisor. Interest income in 2003 and 2002 of $423,505 and $713,214, respectively, relates to this investment. The cash balance of $2,252,744 and $247,997 at December 31, 2003 and 2002, respectively, was held in a non-interest bearing cash account at JPMorgan Chase Bank, a wholly owned banking subsidiary of JPMC.

In January 2003, the Company entered into a service level agreement (the "agreement") with J.P. Morgan Investment Management Inc., whereby the Company will receive reimbursement for the actual expenses incurred in providing certain marketing and administrative services plus ten percent. Income related to this agreement for 2003 amounted to $38,723,326.

The Company earned $570,000 from a foreign affiliate for certain administrative services provided during 2003.

The Company earns fees for distributing mutual funds on behalf of affiliates. Amounts paid to the Company amounted to $568,303 and $417,648, respectively, during 2003 and 2002 under these arrangements.

The Company engages JPMC affiliates to provide technology and communications expertise and to support its corporate finance activities.

8. Subsequent Events

On January 14, 2004, JPMC and Bank One Corporation announced an agreement to merge. The merger agreement, which has been approved by the boards of directors of both companies, provides for a stock-for-stock merger in which 1.32 shares of JPMC common stock will be exchanged, on a tax-free basis, for each share of Bank One Corporation common stock. The merger is subject to approval by the shareholders of both institutions as well as U.S. federal and state and non-U.S. regulatory authorities. Completion of the transaction is expected to occur in mid-2004.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Net Capital Computation
December 31, 2003

Schedule I

Total ownership equity	$ 33,851,747
Add: Subordinated liabilities	10,000,000
Total capital and allowable subordinated liabilities	43,851,747
Deductions and/or charges:	
Nonallowable assets	560,617
Property and equipment, net	70,356
Total nonallowable assets	630,973
Net Capital before haircuts	43,220,774
Haircuts on securities	1,091,483
Net Capital	42,129,291
Computation of alternative net capital requirement 2% of aggregate debit items (or $ 250,000, if greater)	250,000
Excess net capital	$ 41,879,291

The Company's net capital under Rule 15c3-1filed with the unaudited December 31, 2003 FOCUS Report is $42,118,209. The difference to the net capital disclosed in the table above equals $11,082 and relates to adjustments to the income tax provision for the year ended December 31, 2003.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
and Stockholder of
J.P. Morgan Institutional Investments Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of J.P. Morgan Institutional Investments Inc. (the "Company", formerly J.P. Morgan Advisors Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

PRICEWATERHOUSECOOPERS

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
February 6, 2004